Exhibit 99.2

Consent of Director Designee

Laureate Education, Inc., a Delaware public benefit corporation, has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of Laureate Education, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to be named as a designee to the board of directors of Laureate Education, Inc., in the Registration Statement, as it may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

IN WITNESS WHEREOF, the undersigned has executed this Consent as of the 31st day of January, 2017.

/s/ Pedro del Corro
Pedro del Corro